UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On December 27, 2023, NANO-X IMAGING LTD (the “Company”) convened an Annual General Meeting of Shareholders, however, the meeting was adjourned to December 31, 2023, at the same time and place, due to lack of quorum. Accordingly, the Company’s Annual General Meeting of Shareholders will be reconvened on Sunday, December 31, 2023 at 3:00 p.m. Israel time (8:00 a.m. EST), at the Company’s offices located at The Communications Center, Neve Ilan, Israel.

The information contained in this report hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: December 27, 2023

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